UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Shareholders Meeting

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Rio de Janeiro, May 5, 2021 - Petróleo Brasileiro S.A. – Petrobras following up on the release disclosed on April 29, 2021, in relation to the request to call an Extraordinary General Meeting to reconstitute the Board of Directors, in view of the resignation of Mr. Marcelo Gasparino da Silva announced on April 16, 2021, informs that the company's Board of Directors, by majority, decided not to call the General Meeting. The company presents the following clarifications:

Preliminarily, according to the letter received by the company of Mr. Marcelo Gasparino da Silva, the resignation will only take effect as of May 31, 2021. Therefore, currently there is no vacancy on the Board of Directors.

Under the terms of the release disclosed to the market on April 16, 2021, the resignation of Mr. Marcelo Gasparino will result in the application of the provisions of articles 141, paragraph 3 and 150 of Law 6,404/76 and article 25 of Petrobras' Bylaws. According to such provisions, the vacancy of the position of a Board member elected by multiple vote may be filled by a substitute elected by the collegiate until a next General Shareholders' Meeting, in order to ensure the continuity of management and the regular functioning of the administration bodies.

Therefore, Law 6,404 / 76 regulates the form of the recomposition of the Board of Directors in case of vacancy resulting from the resignation of a Board member elected by multiple vote.

Once the vacancy is verified, the next Shareholders Meeting that takes place must proceed with the election of the 8 (eight) members of the Board elected by multiple vote.

Regarding the questioning about the voting process in the election for the company's Board of Directors, Petrobras understands that it is pertinent to proceed with the analysis of the facts that occurred, including contacts with B3, other agents involved in the Meeting, other companies that held Meetings recently with the multiple voting process and with the CVM - the Brazilian Securities Commission.

Different action could generate costs, insecurity and unnecessary consequences, without guaranteeing that a new election would take place without the same questions, as stated, still under evaluation.

Petrobras reaffirms its commitment to respect the rights of minority shareholders and will keep shareholders and the market informed about it.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer